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                              September 24, 2021

       Kevin Morris
       Chief Financial Officer
       Nommi, Inc.
       1438 9th Street
       Santa Monica, California 90401

                                                        Re: Nommi, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed September 20,
2021
                                                            File No. 024-11649

       Dear Mr. Morris:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Form 1-A filed September 20, 2021

       Cover Page

   1. Your disclosure in the plan of distribution section indicates that there may be a minimum investment required for
each investor. Please disclose the minimum investment
                                                        requirement prominently
on the cover page.
   2.                                                   Please disclose
prominently on the cover page that investors will be required to subscribe to the offering through
a third-party platform managed by Wax Inc. Furthermore, please disclose any fees
associated with the use of the Wax Inc. platform.
       Risk Factors
       Your rights as a holder of common stock may be limited..., page 10

   3.                                                   We note your disclosure
that Class F stock is entitled to certain protective
                                                        provisions. Please
expand this disclosure to clarify the scope of those protections and
 Kevin Morris
Nommi, Inc.
September 24, 2021
Page 2
       when they would be applicable.
Management Discussion and Analysis of Financial Condition and Results of Operations
Operating Results - Fiscal Years Ended December 31, 2019 and 2020, page 20

4. We note your disclosure that the company recognized one-time revenues of $102,550 in
       2019. Please disclose the source of this revenue.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        Please contact Austin Pattan, Law Clerk, at (202) 215-1319 or Jan Woo, Legal Branch
Chief, at (202) 551-3453 with any other questions.



                                                             Sincerely,
FirstName LastNameKevin Morris
                                                             Division of
Corporation Finance
Comapany NameNommi, Inc.
                                                             Office of
Technology
September 24, 2021 Page 2
cc:       Andrew Stephenson
FirstName LastName